                August 24, 2007

Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          Cenveo, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Form 10-K/A for Fiscal Year Ended December 31, 2006
Filed June 27, 2007
File No. 0-14948

Dear Mr. Kronforst:

Set forth below are the responses by Cenveo, Inc. (the “Company”) to the Staff’s letter of comments dated July 23, 2007, relating to the above referenced documents.  The Staff’s comments are repeated below and are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Operations, pages 17-19

1.
We note that you refer to pricing pressures numerous times throughout your filing.  However, your disclosures regarding segment revenues do not appear to address pricing fluctuations.  Please tell us, by segment, the extent to which pricing impacted your results and explain how you complied with Item 303(A)(3)(iii).

     Company Response

The Company operates its business in numerous markets primarily in North America and has a significant number of customers across these markets.  Due to the significant number of markets, the transactional nature of the Company’s business and the different factors affecting each market including general pricing pressures that result from excess capacity in the industry, as well as the impact on pricing that increases in raw materials have, the Company is only able to qualitatively discuss how pricing has affected its revenues when comparing periods.

The Company has historically disclosed when material increases in revenues were due to changes in prices (e.g., the Company included disclosure that higher paper prices resulted in increased sales of domestic envelopes when comparing 2005 to 2004), and the Company will continue to make the disclosures  required by Item 303(A)(3)(iii) as appropriate.

2.
We note your presentation of “division operating income” for each of your identified segments within MD&A.  Explain to us how you have determined that this disclosure does not result in the presentation of a non-GAAP financial measure that is subject to Item 10 of Regulation S-K.

     Company Response

The Company changed the presentation in its Form 10-Q for the quarter ended June 30, 2007, filed August 8, 2007, to remove “division operating income” from its MD&A to comply with the Commission’s comment and will continue such presentation in future filings.

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, pages 32-33

3.	Tell us what percentage of your consolidated revenues is represented by services.

Company Response

Revenues represented by services were approximately 2% of the Company’s consolidated revenues for each of the years ended December 31, 2006, 2005 and 2004.  See Company Response to comment 4 below regarding the types of services the Company provides.

4.
Tell us whether you enter into multiple-element arrangements with your customers.  If so, tell us how you account for these arrangements and refer to the relevant literature that supports your accounting.

Company Response

The Company had three multiple-element arrangements with customers where revenues were recorded in its 2006 Form 10-K. Under these revenue arrangements, the Company provided the following elements: printed products and storage, delivery, and materials management services.

The production and service revenues under these arrangements represented approximately 4% and 1%, respectively, of the Company’s consolidated revenues for each of the years in the three years ended December 31, 2006.

Under these arrangements, the Company provided these customers with custom printed products and storage services that manage materials and deliver the product to the specific customer location that is requested and in the quantities required.  The services provided included warehousing storage and delivery. Delivery includes the work within the warehouse to fulfill and prepare the orders for delivery.  The product needs, rate of withdrawal from storage and the nature of delivery, if any, are typically not known when the Company produces the printed product.  However, the amount allocable to each delivered element is not contingent upon an undelivered element or meeting other performance conditions. Please note that since the Company is producing custom printed products, cancellation, termination and refund provisions do not exist.

In accounting for these arrangements, the Company has considered the guidance contained within SAB 104 and EITF 00-21.  The Company has taken the following factors into account in determining the appropriateness of the methodology by which it accounts for the recognition of revenue for the various elements of these contracts:

(1)
Each of the above elements is considered a separate unit of accounting as each has standalone value to the customer and similar products or services are either sold by the Company on a standalone basis to other customers or are available from other vendors. The Company believes this constitutes objective and reliable evidence of fair value pursuant to paragraph 16 of EITF 00-21.

(2)	After title to the printed product transfers to the customer there are no rights of return or refund provisions.
(3)
The amount of revenue allocable to delivered elements is limited to the amount that is not contingent upon the delivery of additional items or upon meeting other specific performance considerations pursuant to paragraph 14 of EITF 00-21. Specifically, the consideration related to the products produced is not contingent upon the performance of services the Company provides under these arrangements.

The Company developed the following methodology for the allocation of the revenue components in these arrangements, which it believes represents the relative fair values of the elements of the arrangements:

(1)
Product revenues – Revenue allocated to this component is determined based on pricing in the arrangement or competitive bids, which is based on entity specific objective and reliable evidence or third party evidence of fair value. Product revenues under these arrangements are primarily based on the prices charged for similar products sold to other customers on a standalone basis.
(2)
Service revenues – Revenue allocated to this component is determined based on pricing in the arrangement, which is based on entity specific objective and reliable evidence or third party evidence of fair value. For example, revenues for storage and delivery services are consistent with what the Company charges other customers for these services on a standalone basis.

The revenue under each component is recognized as follows:

(1)	Product revenues are recognized when title transfers to the customer, upon meeting the criteria for recognition under SAB 104.
(2)	Services revenues are recognized as they are performed, upon meeting the criteria under SAB 104.

The Company believes that its policy for these arrangements is consistent with the requirements of SAB 104 and the discussions in EITF 00-21 and believes that this method properly allocates the relative fair values of the elements of these arrangements.

Given that the revenues from multiple-element arrangements have historically been relatively minor (production revenues of approximately 4% and service revenues of approximately 1% of the Company’s consolidated revenues), the Company did not consider the disclosure of these arrangements to be material to include in its revenue recognition policy note in the consolidated financial statements included in its 2006 Form 10-K.  The Company will continue to monitor its multiple-element arrangements and will consider enhancing its revenue recognition policy note disclosure in its next Form 10-K.

Note 14. Commitments and Contingencies, page 56

5.
Tell us why you did not disclose any information related to the various representations, warranties and related indemnities granted to the Supremex Income Fund as part of the acquisition agreement entered into during fiscal 2006.  Refer to Note 15(b) to the Supremex Income Fund’s audited financial statements filed as Exhibit 99.1 to your Form 10-K/A filed on June 27, 2007.

Company Response

The acquisition agreement pursuant to which the Company sold Supremex Inc. and certain other assets (“Supremex”) on March 31, 2006 to the Supremex Income Fund (the “Fund”) contains representations and warranties regarding the business that was sold that are customary for transactions of this nature.  The acquisition agreement also required the Company to provide specified indemnities (subject to agreed-upon limitations) including, without limitation: (i) an indemnity in the event that its representations and warranties in the acquisition agreement were inaccurate; (ii) an indemnity regarding certain inquiries by the Canadian Competition Bureau; and (iii) an indemnity for certain contingencies.  The Company does not believe that the foregoing representations, warranties and related indemnities will result in the Company making any material payments to the Fund.

The Company was not on the closing date of the sale of Supremex to the Fund, nor subsequent to that date, aware of any facts that would cause it to believe that it would be required to make any material payments with respect to any of the foregoing representations, warranties and related indemnities granted to the Fund.  Accordingly, the Company did not disclose any information regarding the representations, warranties and related indemnities in its 2006 Form 10-K.

In response to the Staff’s comment, the Company will include disclosure in the notes to its consolidated financial statements consistent with the first paragraph of this response in its future quarterly and annual filings with the Commission.

Form 8K Filed May 10, 2007

6.
We believe the non-GAAP operating statement columnar format appearing in your earnings release may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.”  Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.  As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Company Response

The Company has now changed the presentation in its earnings release for the quarter ended June 30, 2007 to present a reconciliation of individual non-GAAP measures, rather than the "non-GAAP operating statement" referred to in your comment, and will continue such presentation in future filings.

* * * * *

Acknowledgements

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Kenneth Viret, Senior Vice President & Controller, at 203-595-3032, or me at 203-595-3050.

Sincerely,

/s/ Mark S. Hiltwein
Mark S. Hiltwein Executive Vice President & Chief Financial Officer